UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Upstart Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91680M 107
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
X	Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91680M 107

(1)	Names of reporting persons:
Dave Girouard

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or place of organization:
United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power:
3,148,063

	(6)	Shared voting power:
9,687,817

	(7)	Sole dispositive power:
3,148,063

	(8)	Shared dispositive power:
9,687,817

(9)	Aggregate amount beneficially owned by each reporting person:
12,835,880

(10)	Check if the aggregate amount in Row (9) excludes certain shares: ☐

(11)	Percent of class represented by amount in Row (9):
14.7%

(12)	Type of reporting person:
IN

Item 1.

(a)	Name of issuer:
Upstart Holdings, Inc.

(b)	Address of issuer’s principal executive offices:
2950 S. Delaware Street, Suite 410, San Mateo, CA 94403

Item 2.

(a)	Name of person filing:
Dave Girouard

(b)	Address of principal business office or, if none, residence:
2950 S. Delaware Street, Suite 410, San Mateo, CA 94403

(c)	Citizenship:
United States of America

(d)	Title and class of securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP No.:
91680M 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
12,835,880 shares of Common Stock

As of December 31, 2023, (i) 27,508 shares of Common Stock were held of record by Mr. Girouard, (ii) 8,342,701 shares of Common Stock were held of record by the 2008 D&T Girouard Revocable Trust, for which Mr. Girouard serves as co-trustee, (iii) 546,501 shares of Common Stock were held of record by Mr. Girouard’s sister-in-law, Tristen Baird Willard, as trustee of the JRG 2020 Exempt Gift Trust, (iv) 546,501 shares were held of record by Mr. Girouard’s sister-in-law, Tristen Baird Willard, as trustee of the TMG 2020 Exempt Gift Trust, (v) 126,057 shares of Common Stock were held of record by Mr. Girouard’s sister-in-law, Tristen Baird Willard, as trustee of the JRG 2020 Nonexempt Gift Trust, (vi) 126,057 shares of Common Stock were held of record by Mr. Girouard’s sister-in-law, Tristen Baird Willard, as trustee of the TMG 2020 Nonexempt Gift Trust, (vii) 1,000,000 shares of Common Stock were held of record by DTG GRAT LLC, for which Mr. Girouard serves as manager, (viii) options to purchase an aggregate of 2,109,906 shares of Common Stock held by Mr. Girouard were exercisable within 60 days of December 31, 2023, and (ix) 10,649 shares of Common Stock were issuable to Mr. Girouard upon vesting of restricted stock units within 60 days of December 31, 2023.
(b)	Percent of class:
14.7%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
3,148,063

(ii) Shared power to vote or to direct the vote:
9,687,817

(iii) Sole power to dispose or to direct the disposition of:
3,148,063

(iv) Shared power to dispose or to direct the disposition of:
9,687,817

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2024	By:	/s/ Dave Girouard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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